[redacted]

06006321 COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 1 2006
603

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~40771~~ 34988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South 20th Street
(No. and Street)

Birmingham	AL	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Guerrera (205) 297-6931
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North Suite 1600	Birmingham,	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of Compass Brokerage, Inc., as of December 31, 2005, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CHERYL A. RITCHEY
NOTARY PUBLIC
STATE OF ALABAMA
COMM. EXP. 02-14-2009

Signature

Chief Financial Officer
Title

Notary Public

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- (a) Facing page
- ✓ (b) Statement of Financial Condition
- (c) Statement of Income
- (d) Statement of Cash Flows
- (e) Statement of Changes in Stockholder's Equity
- (f) Statement of Changes in Subordinated Debt
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation
- (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (n) Exemptive Provision under Rule 15c3-3.
- ✓ (o) Report of Independent Public Accountants on financial statement
- (p) Report of Independent Auditors on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. N., Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Board of Directors and Stockholder of
Compass Brokerage, Inc.:

In our opinion, the accompanying statements of financial condition presents fairly, in all material respects, the financial position of Compass Brokerage, Inc. (a wholly owned subsidiary of Compass Bank) at December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

Compass Brokerage, Inc.
(A Wholly Owned Subsidiary of Compass Bank)
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash	$ 948,130	$ 1,092,204
Commission income receivable	1,650,385	1,329,404
Securities owned, at fair value	11,207,235	7,659,758
Furniture, equipment and capital improvements, less accumulated depreciation of $701,726 and $622,436 in 2005 and 2004, respectively	283,484	269,187
Other assets	353,271	575,045
Total assets	$ 14,442,505	$ 10,925,598
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$ 1,074,598	$ 852,474
Deferred tax liability, net	464,049	467,677
Securities sold but not yet purchased	10,081	10,081
Due to Parent	37,097	36,072
Total liabilities	1,585,825	1,366,304
Commitments, contingencies and guarantees (Note 7)		
Stockholder's equity		
Common stock $.01 par value; 400,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	774,990	774,990
Retained earnings	12,081,680	8,784,294
Total stockholder's equity	12,856,680	9,559,294
Total liabilities and stockholder's equity	$ 14,442,505	$ 10,925,598

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Description of Business
Compass Brokerage, Inc. (the "Company") is an Alabama corporation and a wholly owned subsidiary of Compass Bank (the "Parent"), which is a wholly owned subsidiary of Compass Bancshares, Inc. (the "Holding Company"). The Company's operations consist of brokerage services whereby it acts as agent or riskless principal (on a fully disclosed basis) for securities transactions placed by customers of the Company. The Company's customers may or may not be customers of the other subsidiaries directly or indirectly owned by the Parent or the Holding Company.

The Company has a clearing agreement with a third-party broker-dealer who is authorized to carry customer accounts. The clearing broker clears transactions for the Company's customers and carries the accounts of those customers on a fully disclosed basis. The Company is not authorized to carry customers' accounts and does not hold customers' funds or securities in connection with such transactions.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Securities owned are recorded on a trade date basis and are carried at fair value.

Furniture, Equipment, and Capital Improvements
Furniture, equipment, and capital improvements are recorded at cost.

Income Taxes
The Company is included in the consolidated federal income tax return of the Holding Company. Income taxes are allocated by the Holding Company based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated as if separate income tax returns are filed by each subsidiary, with the applicable tax rate being the statutory tax rate of the Holding Company.

2. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, consist of trading securities at market values, as follows:

	December 31, 2005		December 31, 2004	
	Owned	Sold Not Yet Purchased	Owned	Sold Not Yet Purchased
U.S. Government, state, and municipal obligations	$ -	$ 10,081	$ -	$ 10,081
Mutual funds and other	386	-	16,744	-
Money market funds	11,206,849	-	7,643,014	-
	$ 11,207,235	$ 10,081	$ 7,659,758	$ 10,081

3. Related Party Transactions

All of the Company's cash was on deposit in an account with the Parent.

The Parent provides certain administrative services to the Company, such as accounting, auditing, and human resource services.

Certain employees of the Company provide sales and support services to various insurance agencies owned by the Holding Company. The costs of these services are not separately identified by the Company; however, the Company is reimbursed by the insurance agencies for an amount that approximates such costs. The amount of the reimbursement is determined based on a percentage of the insurance agencies' revenues attributable to services provided by employees of the Company. Management believes the amount of the reimbursement is reasonable.

4. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004
Deferred tax assets		
Commissions returns allowance	$ 64,616	$ 35,946
Medical benefits	-	10,718
Other	27,467	30,086
Total assets	92,083	76,750
Deferred tax liabilities		
Pension	(481,486)	(480,442)
Depreciation	(43,181)	(42,335)
Prepaid expenses	(26,888)	(21,650)
Medical benefits	(4,577)	-
Total liabilities	(556,132)	(544,427)
Net deferred tax liability	$ (464,049)	$ (467,677)

5. Employee Benefit Plans

The employees of the Company participate in the following plans offered by the Holding Company: noncontributory pension plan, employee stock ownership plan, health insurance plan, and various other health-related plans. The actuarial information applicable to the Company's portion of the pension plan is not determinable. All costs associated with these plans are paid by the Parent and are allocated pro rata to the Company based on compensation of full-time employees.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $11,213,764, which was $10,963,764 greater than its required net capital of $250,000, and the Company's aggregate indebtedness to net capital ratio was approximately 9.91%.

7. Commitments, Contingencies and Guarantees

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005 and 2004, the Company has recorded no liability with regard to the right. During 2005 and 2004, the Company paid the clearing broker an immaterial amount related to these guarantees. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8. Financial Instruments

Fair Value

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of estimated fair values of financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate such values. Due to the nature of the operations of the Company, the Company's financial instruments recognized in the statements of financial condition are at quoted market prices or are of such short-term nature that their carrying values approximate their estimated fair values at December 31, 2005 and 2004. There were no off-balance sheet financial instruments or other derivatives at December 31, 2005 or 2004.

9. Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties may include broker-dealers, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk to its commission income receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2005 and 2004, the Company has assessed each of these counterparties and noted no material risks of loss.

Compass Brokerage, Inc.
(A Wholly Owned Subsidiary of Compass Bank)

Statements of Financial Condition
as of December 31, 2005 and 2004 pursuant to Rule 17a5